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Minority-ownedImmigrant-owned
The Nada Cart

Latin American Restaurant

Boston, MA
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $50,000 invested.
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THE PITCH
The Nada Cart is seeking investment to the Nada Cart is looking to open the first location rebranding in to a Empanadas and Caribbean food cafe.
First Location
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NADAs from Our Family to Yours

We have set out to bring delicious empanadas to the Greater Boston Area. Our small business offers a gourmet twist on Latin America's most popular finger food.

Our Mission, is to share cultural diversity through food while making a positive impact on the community around us.

Our Vision, is to deliver memorable experiences and connect people to culture and flavor nationwide.

We Care About Food

Fresh Ingredients
Everything we use in each batch is purchased weekly.

Generous Portions
Our NADAs are big! We put a good scoop of filling in each empanada.

Made From Scratch
We make everything from the dough to the sauces from scratch!

Lots of Flavor
Prepare your taste buds.

We hope everyone who tries our NADAs feels the love for food that has been passed down to us through our upbringings. We make them with love for everyone to enjoy. Now, we're opening up a community round to allow our friends, family, neighbors, and customers the opportunity to invest in our next chapter: a brick and mortar location.

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THE OPPORTUNITY

We have built a strong following with our empanada cart, reaching customers across Greater Boston through pop-ups and residencies. Now, it's time for us to build a location of our own. We are targeting a location in by beginning of 2024

A new location will allow us to increase production while serving a regular customer base
We will expand our menu from empanadas to other items like Caribbean snack such as pastel en hojas (Caribbean style tamales made out of plantain) and rice bowls filled with island flavors protein and sides.
This raise will help us cover the main build-out costs of our new location, including a hood, renovation, and other costs.
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THE TEAM
Keneddy
owner

Growing up in the Dominican Republic, food was a central part of every day life. It was a vibrant combination of home cooked meals and street-food delicacies that filled the air. My favorite? empanadas. I have always enjoyed being in the kitchen and whipping up new recipes. Attending Le Cordon Bleu in the US refined my raw talent and inspired me to share it with people. After working for around 12 years in the hospitality industry from dishwasher all the way to assistant general manager at some of best restaurants in Boston like bar Boulud at the mandarin oriental and legal harborside in the seaport it only made sense to really share my passion for cooking and cultural background through food.

Abelardo cuevas
Kitchen manager

Aberlardo latin heritage shows in the kitchen! he been working in the food industry for 5 years previously working with a meal prep company and now with the nada cart.

Ocal Diaz
pop ups manager

Born in the Dominican Republic grew up eating empanadas! has worked in the hospitality industry most of his life Ocal is an experienced veteran and has been working with The Nada cart from day 1.

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Q&A
⭐ Absolutely Incredible

I ordered The Nada Cart for teacher appreciation week for around 60+ staff located at two separate locations. Not only was the food absolutely incredible, but the customer service is wonderful too. They helped me create a menu, were very timely in responses, and delivered right on time...

⭐ Best Empanadas

Best Empanadas I've ever eaten. The Nada Cart catered to my job today. 40 empanadas were gone within seconds! Everyone loved them and the different sauces were delicious. Highly recommended for personal and work gatherings.

⭐ High Quality

We love The Nada Cart — our family gets a box almost weekly! Even the kids (7) and (4) devour them - the chicken especially. They always arrive on time, warm and are consistently high quality. All the sauces are delicious as well. The best part is that they are just as good reheated!

⭐ Very Consistent

This is my second time having Nada's empanadas. Just as good the second time around. Very consistent. My favorite is the chicken, but all flavors are great. I've ordered empanadas in the past and felt like I got more dough then fillings. Nada has a great balance. Ordering was easy and it was delivered on time. Highly recommend.

⭐ Absolutely Incredible

I ordered The Nada Cart for teacher appreciation week for around 60+ staff located at two separate locations. Not only was the food absolutely incredible, but the customer service is wonderful too. They helped me create a menu, were very timely in responses, and delivered right on time...

⭐ Best Empanadas

Best Empanadas I've ever eaten. The Nada Cart catered to my job today. 40 empanadas were gone within seconds! Everyone loved them and the different sauces were delicious. Highly recommended for personal and work gatherings.

⭐ High Quality

We love The Nada Cart — our family gets a box almost weekly! Even the kids (7) and (4) devour them - the chicken especially. They always arrive on time, warm and are consistently high quality. All the sauces are delicious as well. The best part is that they are just as good reheated!

⭐ Very Consistent

This is my second time having Nada's empanadas. Just as good the second time around. Very consistent. My favorite is the chicken, but all flavors are great. I've ordered empanadas in the past and felt like I got more dough then fillings. Nada has a great balance. Ordering was easy and it was delivered on time. Highly recommend.

⭐ Absolutely Incredible

I ordered The Nada Cart for teacher appreciation week for around 60+ staff located at two separate locations. Not only was the food absolutely incredible, but the customer service is wonderful too. They helped me create a menu, were very timely in responses, and delivered right on time...

⭐ Best Empanadas

Best Empanadas I've ever eaten. The Nada Cart catered to my job today. 40 empanadas were gone within seconds! Everyone loved them and the different sauces were delicious. Highly recommended for personal and work gatherings.

⭐ High Quality

We love The Nada Cart — our family gets a box almost weekly! Even the kids (7) and (4) devour them - the chicken especially. They always arrive on time, warm and are consistently high quality. All the sauces are delicious as well. The best part is that they are just as good reheated!

⭐ Very Consistent

This is my second time having Nada's empanadas. Just as good the second time around. Very consistent. My favorite is the chicken, but all flavors are great. I've ordered empanadas in the past and felt like I got more dough then fillings. Nada has a great balance. Ordering was easy and it was delivered on time. Highly recommend.

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PRESS
Boston Seaport by WS Announces the Exciting Return of Snowport, a.k.a winter in Seaport

Every winter, Boston's Seaport neighborhood gets shaken up in a magical snow globe and transformed into Snowport, a fantastical winter wonderland of good times, gifts, games, art, food, and special events. Snowport, will return for the fifth year, serving as the ultimate destination for Bostonians and tourists alike

Stephanie Carteiro sold her first empanadas at the Somerville Market Basket. Now, she's making them at Hub Hall at The Nada Cart. - The Boston Globe

She and co-founder Keneddy Lavour debuted their stall in January.

The Nada Cart opens at Faneuil Hall; former Eastern Standard bartender Seth Freidus strikes out on his own - The Boston Globe

Plus, Coolidge Corner gets a Bakey, free paella in the South End, and happy hour at Assembly Row.

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2,700 people
Social Media Followers
2020
Founded
400,000
Projected Annual Revenue
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Order Online
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
rent and deposit $16,000
hood system and fire suppression system $30,000

refrigeration $6,000
steam table $2,500
warmers $2,000
fryolators $5,000
permits $4,875
3 bay sink $700
ovens $3,000
plumber $3,000
electrician $3,000
dough sheeter $4,000
commercial mixer $5,500
light and signing $3,000
stock pot $1,000
flat grill $1,000
pos equipment $2,000
marketing $4,000
decoration and furniture $6,000
Mainvest Compensation $7,425
Total $110,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $423,500 $546,000 $584,220 $613,431 $644,103
Cost of Goods Sold $83,100 $109,200 $114,636 $120,367 $126,385
Gross Profit $340,400 $436,800 $469,584 $493,064 $517,718

EXPENSES

Salaries and Wages $216,520 $237,488 $254,112 $266,818 $280,159
Advertising & Marketing $6,353 $8,190 $8,657 $9,090 $9,544
Car and Truck $3,000 $3,000 $3,000 $3,000 $3,000
Insurance $3,600 $3,600 $3,600 $3,600 $3,600
Of ce Supplies & Software $1,650 $1,800 $1,926 $2,022 $2,123
Rent & Lease $44,000 $48,000 $51,360 $53,928 $56,624
Permits $3,000 $0 $0 $0 $0
Utilities $12,705 $16,380 $17,527 $18,403 $19,323
Operating Profit $49,572 $118,342 $129,402 $136,203 $143,345
This information is provided by The Nada Cart. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
Investment Round Status
Target Raise $110,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends October 16th, 2023
Summary of Terms
Legal Business Name the nada cart llc
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 4.5%-5.1%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2030
Financial Condition

Forecasted milestones

The Nada Cart forecasts the following milestones:

Secure lease in Boston, MA by April, 2024.

Hire for the following positions by April, 2024: Manager, cashier and cook.

Achieve $650000 revenue per year by 2028.

Achieve $110000 profit per year by 2028.

Historical milestones

The Nada Cart has been operating since may 2020 and has since achieved the following milestones:

started working out of a shared kitchen in sept 2020

Achieved revenue of $35000 in 2.

Had Cost of Goods Sold (COGS) of $87,000, which represented gross profit margin of 75% in year 2.

revenue is growing steady at 10% with a main location will increase our revenue and boost visibility.

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Nada Cart to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

The Nada Cart operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Nada Cart competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The Nada Cart's core business or the inability to compete successfully against the with other competitors could negatively affect The Nada Cart's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The Nada Cart's management or vote on and/or influence any managerial decisions regarding The Nada Cart. Furthermore, if the founders or other key personnel of The Nada Cart were to leave The Nada Cart or become unable to work, The Nada Cart (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The Nada Cart and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The Nada Cart is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The Nada Cart might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The Nada Cart is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt The Nada Cart

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The Nada Cart's financial performance or ability to continue to operate. In the event The Nada Cart ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Nada Cart nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The Nada Cart will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Nada Cart is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Nada Cart will carry some insurance, The Nada Cart may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The Nada Cart could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect The Nada Cart's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The Nada Cart's management will coincide: you both want The Nada Cart to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want The Nada Cart to act conservative to make sure they are best equipped to repay the Note obligations, while The Nada Cart might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If The Nada Cart needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The Nada Cart or management), which is responsible for monitoring The Nada Cart's compliance with the law. The Nada Cart will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Nada Cart is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if The Nada Cart fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Nada Cart, and the revenue of The Nada Cart can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The Nada Cart to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by The Nada Cart. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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